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                             October 4, 2022

       Darren Myers
       Chief Financial Officer
       Algonquin Power & Utilities Corp.
       354 Davis Road
       Oakville, Ontario
       Canada L6J 2X1

                                                        Re: Algonquin Power &
Utilities Corp.
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            File No. 001-37946

       Dear Darren Myers:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2021

       Exhibit 99.2
       3. Business Acquisitions and development projects

   1. We note you completed several acquisitions including your most recent acquisition of
                                                        New York American Water
Company, Inc. Revise to disclose the information required by
                                                        ASC 805-10-50- 2(h)(1)
through (h)(4). If disclosure of this information is impracticable, please disclose that
fact as well as why the disclosure is impracticable.

       7. Regulatory matters

   2. Revise your disclosure to clarify which regulatory assets are included in your rate base.
                                                        Further, please
disclose the recovery period for those assets not earning a return. See ASC
                                                        980-340-50-1.
 Darren Myers
Algonquin Power & Utilities Corp.
October 4, 2022
Page 2
3. Tell us how you concluded the Granite Bridge feasibility costs were probable of recovery as of December 31, 2021.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameDarren Myers                               Sincerely,
Comapany NameAlgonquin Power & Utilities Corp.
                                                             Division of
Corporation Finance
October 4, 2022 Page 2                                       Office of Energy &
Transportation
FirstName LastName